SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended July, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

24 July 2014

Iain Conn leaving BP after 10 years on the board

BP today announced that Iain Conn, Group Managing Director and Chief Executive, Downstream, is leaving the company and is to step down from BP's board by the end of the year.

Conn has had a career of 29 years with BP, serving on the board for the past 10 years and in his current Downstream role for the past seven. The Downstream comprises BP's three main global customer-facing businesses: Fuels, including refining; Lubricants (principally under the Castrol brand); and Petrochemicals. Under Conn's leadership, BP's Downstream segment has been repositioned strategically and operationally. Conn also holds group regional responsibilities for Europe, Asia and Southern Africa.

Conn will hand over the role of Chief Executive, Downstream to Tufan Erginbilgic on 1 October 2014. Erginbilgic is currently Chief Operating Officer for BP's fuels businesses globally, which includes responsibility for BP's global refining function. He is an engineer by training and has long experience in BP's Downstream businesses, having previously led both BP's fuels and lubricants businesses.

Conn's regional responsibilities for Europe and Asia will be assumed by Dev Sanyal, BP's Executive Vice President, who is appointed Executive Vice President, Strategy and Regions.

Carl-Henric Svanberg, Chairman of BP said: "As a member of BP's board and leadership team for the past decade and more, Iain has made a major contribution to shaping today's BP. I have greatly enjoyed working with him during my time as Chairman and, on behalf of the whole board, wish him the best for the future."

Bob Dudley, BP Chief Executive said: "Iain has led the repositioning of BP's Downstream business over the past few years, transforming and greatly strengthening both its portfolio and performance - financially and also in terms of safety and operations. He has been an invaluable member of the executive team and, for me personally, a great support. He leaves with my very best wishes."

Iain Conn commented: "Working for BP for the past 29 years has been a wonderful experience and my time working with BP's customer-facing businesses since 2007 has been both challenging and greatly satisfying. It has been a privilege to lead the very capable Downstream team in its achievements and to help shape BP's agenda in key geographies."

Notes to editors:

Information on the terms of Iain Conn's departure can be seen at:
http://www.bp.com/content/dam/bp/pdf/Press/iain_conn_employment_and_remuneration.pdf

Photographs of Messrs Conn, Erginbilgic and Sanyal are available from the BP press office.

Biographical notes:

• Iain Conn, 51, joined BP in 1986 and worked in a wide variety of roles in BP's downstream and upstream businesses, before becoming chief executive of BP Petrochemicals in 2002.
Following his appointment to the BP board in 2004, he served for three years as Group Executive Officer, Strategic Resources. He was appointed Chief Executive, Downstream in June 2007.
                       Iain is a non-executive director of BT Group plc and previously served for nine years as a non-executive director at Rolls-Royce Holdings plc, including seven years as senior independent director, until May 2014. He is chairman of the advisory board of the Imperial College Business School and a member of the Imperial College Council.

He is also a fellow of the Royal Academy of Engineering, the Royal Society of Edinburgh, the Institution of Chemical Engineers, and the City and Guilds of London Institute.

•                     Tufan Erginbilgic, 54, joined Mobil in 1990, transferring to BP in 1997. He has held a wide variety of roles in the company's refining and marketing businesses in Turkey, continental Europe and London.

                        In 2006, he took up leadership of BP's lubricants business before moving to head the Group Chief Executive's office. He was appointed chief operating officer fuel value chains, Eastern Hemisphere, in 2009.

                       Tufan took up his current role of Chief Operating Officer, Fuels, in February 2014. He is accountable for BP's Fuels Value Chains worldwide, including refining; Global Fuels businesses; and the Refining Sales and
                        Commercial Optimisation functions for fuels.

Tufan is a non-executive director of GKN plc.

•                      Dev Sanyal, 48, joined BP in 1989 and has held a variety of international roles in London, Athens, Istanbul, Vienna and Dubai.  In November 2003, he was appointed chief executive officer of Air BP before becoming head of the Group Chief Executive's office in June 2006.

He was appointed group vice president and group treasurer in 2007. During this period, he was also chairman of BP Investment Management Ltd.
    In January 2012, he became Executive Vice President, and Group Chief of Staff, with responsibility for strategy and long-term planning, risk, economics, competitor intelligence, government and political affairs, policy and group integration and governance.
    Dev is a non-executive director of Man Group plc.

Further information:

• BP press office, London +44 (0)207 496 4076, bppress@bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 24 July, 2014

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary